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Exhibit 99.1

        [DRAXIS LOGO]

For Immediate Release
September 17, 2002

DRAXIS Accepted by FDA to Manufacture Solid Dosage Form Products

Approval opens doors to additional markets in the U.S.

MISSISSAUGA, ONTARIO, September 17, 2002—DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX) has received a letter of acceptance from the U.S. Food and Drug Administration (FDA) for DRAXIS Pharma Inc., its contract pharmaceutical manufacturing subsidiary, to manufacture solid dosage form products, such as capsules and tablets, for the U.S. market. This FDA acceptance positions DRAXIS Pharma for continuing expansion of its customer base for the production of pharmaceutical products in the U.S. and other international markets.

        The notice from the FDA follows an inspection of the Company's pharmaceutical manufacturing facility in Kirkland, Quebec during June 2002 relating to the manufacturing portion of a regulatory submission by a DRAXIS Pharma customer. The FDA's resulting Establishment Inspection Report covered the manufacturing requirements for a solid dosage product and incorporated a general cGMP (current Good Manufacturing Practices) review of associated production processes and laboratory systems. DRAXIS Pharma was found to be operating in a state of control and the facility was classified as acceptable.

        "Establishing and maintaining the highest standards of cGMP regulatory compliance is central to our long term strategic plan for growing our businesses in the international marketplace," said Dr. Martin Barkin, President and CEO of DRAXIS. "This new FDA approval of our solid dosage form operation significantly enhances our ability to continue to grow our contract manufacturing business and to increase the capacity utilization of our manufacturing facilities."

        As a result of receiving several FDA manufacturing site approvals for its Kirkland operations, DRAXIS now has the capability to offer U.S. customers full service, cGMP compliant contract manufacturing services for a wide range of specialized pharmaceutical products including:

  •
  sterile lyophilized (freeze-dried) products for injection
  •
  sterile liquid injectables in both vials and ampoules
  •
  solid dosage form products in the form of capsules and tablets
  •
  radiopharmaceutical products

About DRAXIS Pharma Inc.

DRAXIS Pharma Inc. is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in sterile and sterile lyophilized products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIS, as well as 15 other pharmaceutical clients for many international jurisdictions.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Jerry Ormiston DRAXIS Health Inc. Phone: 877-441-1984 Fax: 905-677-5494	For United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group Phone: 212-825-3210 Fax: 212-825-3229

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  Exhibit 99.1